August 15, 2024

Luke D   Angelo
Chief Executive Officer
AppTech Payments Corp.
5876 Owens Avenue
Suite 100
Carlsbad, CA 92008

       Re: AppTech Payments Corp.
           Registration Statement on Form S-1
           Filed August 8, 2024
           File No. 333-281409
Dear Luke D   Angelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew M. Tucker, Esq.